PETROTEQ ENERGY INC.

PETROTEQ ANNOUNCES UPDATE ON APPLICATION FOR

MANAGEMENT CEASE TRADE ORDER

Toronto, Ontario, Canada and Los Angeles, CA, USA December 28, 2022, (NEWSFILE)  - Petroteq Energy Inc. (TSX-V:PQE) ("Petroteq", or the "Company), an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, announces further to its press release dated December 19, 2022, that the Ontario Securities Commission (the "OSC") has rejected the Company's application for a management cease trade order (the "MCTO") due to the Company being in default of certain disclosure obligations under National Instrument 51-102 - Continuous Disclosure Obligations.

The Company filed the MCTO with the OSC due to an anticipated delay in filing its audited financial statements and corresponding management's discussion and analysis for the years ended August 31, 2021, August 31, 2020 and August 31, 2019 (collectively, the "Financial Disclosure"). The Financial Disclosure is required to be filed by December 29, 2022 (the "Filing Deadline"). As as a consequence, the Company anticipates the imposition by the OSC of a Failure-to-File Cease Trade Order ("FTFCTO") at some point after the Filing Deadline.

The reason for the delay in filing the Financial Disclosure relates considerable work associated with certain restatements of prior years annual financial statements and conversions from US Generally Accepted Accounting Principles (GAAP) financial measures to International Financial Reporting Standards (IFRS). Petroteq is working diligently with its auditors and financial professionals to complete and file the Financial Disclosure as soon as possible.

CONTACT INFORMATION

Petroteq Energy Inc.

Executive@Petroteq.Energy

Tel: (800) 979-1897

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation. For more information, visit www.petroteq.energy.

Disclaimers:

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This new release contains forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in the management discussion and analysis section of our interim and most recent annual financial statements or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulators. We do not assume any obligation to update any forward-looking statements, other than as required by securities laws. This news release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States.

Forward-looking statements in this document include statements concerning Petroteq's intent to file the Financial Disclosure, the anticipated FTFCO and all other statements that are not statements of historical fact.